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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

July 26, 2019

Re:	Silver Spike Acquisition Corp. Registration Statement on Form S-1 Filed July 19, 2019 File No. 333-232734

Ms. Anuja A. Majmudar
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Majmudar,

On behalf of our client, Silver Spike Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are responding to comment number 3 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated July 18, 2019 (the “Comment Letter”). In response to the comment, the Company has revised the Registration Statement and is filing with the Commission Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Amended Registration Statement and three marked copies of the Amended Registration Statement showing the changes to the Registration Statement filed on July 19, 2019.

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment which summarizes of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement where the revised language addressing a particular comment appears.

Confidential Draft Submission No. 1 on Form S-1 filed June 21, 2019

Management, page 103

Ms. Anuja A. Majmudar Division of Corporation Finance U.S. Securities and Exchange Commission	2	July 26, 2019

3.	We note your disclosure on page 4 that your team as "operating, technical, regulatory and legal expertise in cannabis" and includes professionals who have "extensive scientific and medical knowledge of the plant and its many compounds." Revise your biographical sketches to clarify which members aside from Mr. Gordon have the referenced cannabis-related experience, or revise your prospectus summary disclosure accordingly

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 87 and 112.

Please do not hesitate to contact me at (212) 450-4322, (212) 701-5322 or derek.dostal@davispolk.com or Deanna L. Kirkpatrick at (212) 450-4135, (212) 701-5135 (fax) or deanna.kirkpatrick@davispolk.com, or, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ Derek J. Dostal Derek J. Dostal

cc:	Via E-mail
Scott Gordon, Chief Executive Officer
Silver Spike Acquisition Corp.

Gregg A. Noel
Jonathan Ko
Skadden, Arps, Slate, Meagher & Flom LLP